CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Fixed Rate Conversion Notes due 2026	$1,000,000	$116.10

April 2011 Pricing Supplement No. 738 Registration Statement No. 333-156423 Dated April 12, 2011 Filed pursuant to Rule 424(b)(2)
Senior Fixed Rate Conversion Notes due 2026
Fixed Rate Step-up Notes with Issuer Floating Rate Conversion Right

As further described below, and subject to our coupon conversion right, interest will accrue and be payable on the notes quarterly, at a per annum rate equal to (i) Years 1 to 5: 5.00%, (ii) Years 6 to 10: 6.00%, and (iii) Years 11 to maturity: 7.00%.  Beginning April 15, 2016, and quarterly thereafter, we may elect to exercise our coupon conversion right, so that instead of paying the fixed rates described above, for each interest payment following the conversion date, the notes will pay interest quarterly, in arrears, at a floating rate equal to 3-month USD LIBOR plus 1.75% per annum, as reset quarterly.  If we decide to exercise our coupon conversion right, we will give you notice at least five (5) business days before the conversion date.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
General provisions
Issuer:	Morgan Stanley
CUSIP / ISIN:	61745EF22 / US61745EF221
Aggregate principal amount:	$1,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	April 12, 2011
Original issue date:	April 15, 2011 (3 business days after the pricing date)
Maturity date:	April 15, 2026
Interest accrual date:	April 15, 2011
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest.
General interest rate provisions
Interest:	(a) If we have not elected to exercise our coupon conversion right, the fixed interest rate (b) If we have elected to exercise our coupon conversion right, the floating interest rate
Interest payment dates:
Each January 15, April 15, July 15 and October 15, beginning July 15, 2011; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Day-count convention:	30/360
Fixed interest rate provisions
Fixed interest rate:
5.00%, from and including the original issue date to but excluding April 15, 2016;
6.00%, from and including April 15, 2016 to but excluding April 15, 2021; and
7.00%, from and including April 15, 2021 to but excluding the maturity date.

Floating interest rate provisions
Reference rate:	3-Month USD-LIBOR-BBA. Please see “Additional Provisions—Reference Rate” below.
Floating interest rate:
Reference rate plus 1.75%
For the purpose of determining the level of the reference rate applicable to an interest payment period, the level of the reference rate will be determined two (2) London banking days prior to the related interest reset date at the start of such interest payment period (each an “interest determination date”).

Interest reset dates:
Each January 15, April 15, July 15 and October 15, beginning on the conversion date on which we elect to convert the notes, if any; provided that such interest reset dates shall not be adjusted for non-business days.

Coupon conversion
On each conversion date, we may elect to convert the notes in whole, and not in part, so that instead of paying the fixed interest rate, we will pay the floating interest rate on each interest payment date following the conversion date.  If we decide to exercise the coupon conversion right, we will give you at least five (5) business days notice before the conversion date.  Upon a coupon conversion, the amount of interest payable on the notes will be based on the reference rate and will no longer be fixed.

Conversion date:	Quarterly on each January 15, April 15, July 15 and October 15, beginning April 15, 2016
Miscellaneous provisions
Early Redemption:	Not applicable
Specified currency:	U.S. dollars
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services Inc.	Trustee:	The Bank of New York Mellon
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per Note	100%	2.25%	97.75%
Total	$1,000,000	$22,500	$977,500
(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 2.25% for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 3.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated December 23, 2008                             Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Senior Floating Rate Conversion Notes due 2026
Fixed Rate Step-up Notes with Issuer Floating Rate Conversion Right

The Notes

The notes are debt securities of Morgan Stanley.  Subject to our coupon conversion right, interest on the notes will accrue and be payable on the notes quarterly, at a per annum rate equal to (i) Years 1 to 5: 5.00%, (ii) Years 6 to 10: 6.00%, and (iii) Years 11 to maturity: 7.00%.    We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and “Description of Debt Securities—Floating Rate Debt Securities” and the accompanying prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of Morgan Stanley.

On each quarterly conversion date beginning on April 15, 2016, we may elect to exercise our coupon conversion right to convert the notes, so that, instead of paying the fixed rates described above, for each interest payment following the conversion date, the notes will pay interest quarterly, in arrears, at a floating rate equal to 3-month USD LIBOR plus 1.75% per annum, as reset quarterly.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

Reference Rate

“LIBOR” as defined in the accompanying prospectus in the section called “Description of Debt Securities—Floating Rate Debt Securities” and “—Base Rates” with an index maturity of 3 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

Historical Information

The following graph sets forth the historical percentage levels of the reference rate for the period from January 1, 2001 to April 12, 2011.  The historical levels of the reference rate do not reflect the 1.75% spread that applies to the interest that would accrue on the notes if we exercise our conversion right, and should not be taken as an indication of its future performance.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

March 2011	Page 2

Senior Floating Rate Conversion Notes due 2026
Fixed Rate Step-up Notes with Issuer Floating Rate Conversion Right

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes or floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
The issuer has the right to convert the notes to a floating interest rate.  Beginning on April 15, 2016 and quarterly thereafter, we will have the sole right to decide whether to exercise our coupon conversion right and our decision may depend on movements in market interest rates and the reference rate as compared to the fixed interest rate that would otherwise apply to the notes. We are more likely to exercise our coupon conversion right and pay the floating interest rate if the fixed interest rate has been and is likely to be greater than the floating interest rate that we would expect to pay for the remainder of the term of the notes. If we elect to exercise our conversion coupon right, you would not receive the potentially higher fixed interest rate for the remaining term of the notes and the value of the notes may decline as a result.

▪
The historical performance of the reference rate is not an indication of future performance. The historical performance of the reference rate should not be taken as an indication of future performance during the term of the notes.  Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

Issuer Risk

▪
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in market interest rates and yields, (ii) actual or anticipated changes in the level of the reference rate, which is determined only at the beginning of each quarterly interest payment period, (iii) volatility of the level of the reference rate, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity.  Depending on the actual or anticipated level of market interest rates and the reference rate, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

March 2011	Page 3

Senior Floating Rate Conversion Notes due 2026
Fixed Rate Step-up Notes with Issuer Floating Rate Conversion Right

Liquidity Risk

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also expect to hedge the issuer’s obligations under the notes.   The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  Any of these determinations made by the calculation agent may adversely affect the payout to investors.  Determinations made by the calculation agent, including with respect to the reference rate, may adversely affect the payout to you on the notes.

March 2011	Page 4

Senior Floating Rate Conversion Notes due 2026
Fixed Rate Step-up Notes with Issuer Floating Rate Conversion Right

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of 2.25% for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.

Tax Considerations

We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 5.8370% per annum, compounded quarterly.  For the projected payment schedule with respect to a note, please contact Interest Rate Structured Investments at 212-761-2904.

The “comparable yield” is not provided, and the projected payment schedule will not be provided, for any purpose other than the determination of U.S. Holders’ accruals of original issue discount and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

March 2011	Page 5

Senior Floating Rate Conversion Notes due 2026
Fixed Rate Step-up Notes with Issuer Floating Rate Conversion Right

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

March 2011	Page 6